SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR DEFERS AER LINGUS LEGAL ACTION,
AS AER LINGUS CEO RULES OUT PENSION FUND TOP-UP

Ryanair, Ireland's favourite airline, and a 29.8% shareholder in Aer Lingus, today (8th Mar '12) instructed its lawyers to postpone any further legal action against Aer Lingus plc, to prevent Aer Lingus making any top up contributions to its defined contribution pension schemes, following the unequivocal and public assurances made by Aer Lingus CEO Mr Christoph Mueller during the company's annual results last week (see http://www.irishtimes.com/newspaper/finance/2012/0229/1224312523193.html - Irish Times, 29th Feb).

Mr Mueller has, on behalf of Aer Lingus, ruled out any pension fund top-up, and also confirmed that Aer Lingus' participation in recent Labour Relations Commission talks was "through a moral obligation to the employees, more than anything else".

Ryanair welcomes this definitive and unequivocal assurance by Aer Lingus to its shareholders and staff that it will not make any further contributions to its pension schemes over and above its existing fixed contribution rates, and believes that all Aer Lingus shareholders will take comfort from Mr Mueller's unequivocal assurances.

Ryanair has advised Aer Lingus that should the company or management attempt to resile from this unequivocal position concerning its defined contribution pension schemes, then Ryanair will restart its legal action against Aer Lingus in order to protect the interests of all Aer Lingus' shareholders and prevent these funds being wasted yet again by Aer Lingus on further contributions to Aer Lingus' DC pension schemes.

For further information please contact:

Stephen McNamara              Joe Carmody
                                                                Ryanair Ltd                            Edelman
                                                                Tel: +353-1-8121212           Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 08 March, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary